Exhibit 99.1

Genius Group Appoints Leading Edtech Investor

Michael Moe as Board Chairman

SINGAPORE, April 19, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, today announced the appointment of Mr. Michael Moe as Non Executive Chairman of its Board. He has been appointed in this role following the Genius Group’s recently announced business combination with FatBrain AI, where Mr Moe is also a shareholder and Chairman.

Michael Moe is the Founder and CEO of GSV Holdings. GSV has invested in game-changing businesses such as Facebook, Twitter, Snap, Palantir and Spotify. GSV has several funds focused on the digital learning sector and has invested in Coursera, Chegg, Course Hero, Masterclass, and Guild Education.

He is also the co-founder of the ASU+GSV Summit, a collaboration between GSV and Arizona State University, which Forbes called “the Davos of Education.” This year, he has also launched the AIR Show alongside GSV Summit. AIR stands for AI Revolution in Education, and the event had 10,000 attendees, showcasing the latest AI innovations and developments impacting the education industry.

Mr Moe is on the Boards of I Learning Engines, a NASDAQ listed AI Learning company, ClassDojo, Bookclub, Hi Solutions, the National Football Foundation and the College Football Hall of Fame, the Center for Education Reform, and he is an advisor to Arizona State University.

Before GSV, he was the Founder and CEO of ThinkEquity Partners, Head of Global Growth Research at Merrill Lynch, and was voted to be on the Institutional All American Research Team and named “Best on the Street” by the Wall Street Journal. Mr Moe is the author of three books, “Finding the Next Starbucks”, “the Global Silicon Valley Handbook” and his most recent, “The Mission Corporation.” He holds a B.A. in Political Science and Economics from the University of Minnesota and is a CFA (Chartered Financial Analyst).

On his appointment, Michael Moe said, “There has never been a more exciting time in education than in this current Age of AI, and I believe Genius Group holds a unique position, with its AI capabilities and innovations, to make the most of this once-in-a-lifetime opportunity to revolutionise education. I look forward to being a part of the Genius team and the future we are going to build together.”

Roger James Hamilton, Founder and CEO of Genius Group, said, “Michael brings a wealth of experience in high growth companies and in the Edtech market in particular, and he shares the same excitement that we have about the revolutionary impact that AI is having on the future of learning. He has already been providing invaluable advice and connections, and guiding us forward on our growth plans. Michael is an exceptional addition to Genius Group, and we are very fortunate to have him join us both as a shareholder and as the new Chairman of our Board.”

About Genius Group

Genius Group is a leading AI-powered education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed. Through its learning platform, GeniusU, the Genius Group has a member base of 5.4 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023 and August 3, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com